Cybin Announces Scientific Presentation at the 5th Annual Neuropsychiatric & Psychedelics Drug Development Summit

– Cybin’s Director of Neuropharmacology, Amy Reichelt Ph.D. to present a talk titled “CYB004-Modifications to DMT to Enhance its Therapeutic Potential” –

TORONTO--(BUSINESS WIRE)-- Cybin Inc. (NEO:CYBN) (NYSE American:CYBN) (Cybin or the Company), a biopharmaceutical company focused on progressing Psychedelics to Therapeutics®, today announced an upcoming presentation at the Neuropsychiatric & Psychedelics Drug Development Summit taking place October 31 to November 2, 2022, in Boston, MA. The presentation, titled “CYB004-Modifications to DMT to Enhance its Therapeutic Potential,” will highlight preclinical data for CYB004, Cybin’s deuterated dimethyltryptamine (DMT) program and the advantages of deuteration on its therapeutic effect.
“I am delighted to be participating in the 5th Neuropsychiatric and Psychedelics Drug Development Summit to showcase the preclinical data that the team at Cybin have generated based on our CYB004 program. The findings from our studies that will be highlighted at the Summit demonstrate that, compared to oral DMT, CYB004 has improved bioavailability and a longer duration of action – indicating the potential to extend the therapeutic window,” said Amy Reichelt, Ph.D., Cybin’s Director of Neuropharmacology. “I look forward to engaging with thought-leaders in the field of psychedelic drug development who share our goals of developing improved treatment options for people suffering from mental health conditions.”

Presentation Details:
Title: CYB004-Modifications to DMT to Enhance its Therapeutic Potential
Date and Time: Tuesday, November 1, 2022, at 1:15 p.m. ET

About CYB004
CYB004 a deuterated version of N,N-dimethyltryptamine (“DMT”) that is designed to address the limitations of DMT. In preclinical studies, inhaled CYB004 demonstrated significant advantages over both IV DMT and inhaled DMT, including longer duration of action, and improved bioavailability. Based on these preclinical data, inhaled CYB004 showed a similar onset of effect and dose profile to IV DMT.
CYB004 is a new chemical entity for which a patent was issued by the U.S. Patent and Trademark Office in February 2022. The allowed claims include a range of deuterated forms of DMT and 5-MeO-DMT.
Based on preclinical results, inhaled CYB004 demonstrated:
•Improved bioavailability compared with orally administered DMT, which is known to have limited to no oral bioavailability;
•Improved bioavailability compared with inhaled DMT;
•Longer duration of effect when compared with IV DMT, indicating potential to extend therapeutic window, and rapid onset of effect.
About Cybin
Cybin is a leading ethical biopharmaceutical company, working with a network of world-class partners and internationally recognized scientists, on a mission to create safe and effective therapeutics for patients to address a multitude of mental health issues. Headquartered in Canada and founded in 2019, Cybin is operational in Canada, the United States, the United Kingdom, the Netherlands and Ireland. The Company is focused on progressing Psychedelics to Therapeutics by engineering proprietary drug discovery platforms, innovative drug delivery systems, novel formulation approaches and treatment regimens for mental health disorders.

Cautionary Notes and Forward-Looking Statements
Certain statements in this press release constitute forward-looking information. All statements other than statements of historical fact contained in this press release, including, without limitation, statements regarding Cybin’s future, strategy, plans, objectives, goals and targets, and any statements preceded by, followed by or that include the words “believe”, “expect”, “aim”, “intend”, “plan”, “continue”, “will”, “may”, “would”, “anticipate”, “estimate”, “forecast”, “predict”, “project”, “seek”, “should” or similar expressions or the negative thereof, are forward-looking statements. Forward looking statements in this news release include statements related to the results of the Company’s CYB004 preclinical studies, the advantages of deuteration and its therapeutic effect, and the Company’s plan to engineer proprietary drug development platforms, innovative drug delivery systems, novel formulation approaches and treatment regimens for mental health conditions. These forward-looking statements are based on reasonable assumptions and estimates of management of the Company at the time such statements were made. Actual future results may differ materially as forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of the Company to materially differ from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such factors, among other things, include: implications of the COVID-19 pandemic on the Company's operations; fluctuations in general macroeconomic conditions; fluctuations in securities markets; expectations regarding the size of the psychedelics market; the ability of the Company to successfully achieve its business objectives; plans for growth; political, social and environmental uncertainties; employee relations; the presence of laws and regulations that may impose restrictions in the markets where the Company operates; and the risk factors set out in the Company's management's discussion and analysis for the three months ended June 30, 2022 and the Company's annual information form for the year ended March 31, 2022, which are available under the Company's profile on www.sedar.com and with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov. Although the forward-looking statements contained in this news release are based upon what management of the Company believes, or believed at the time, to be reasonable assumptions, the Company cannot assure shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be as anticipated, estimated or intended. Readers should not place undue reliance on the forward-looking statements and information contained in this news release. The Company assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.
Cybin makes no medical, treatment or health benefit claims about Cybin’s proposed products. The U.S. Food and Drug Administration, Health Canada or other similar regulatory authorities have not evaluated claims regarding psilocybin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds or nutraceutical products. The efficacy of such products has not been confirmed by approved research. There is no assurance that the use of psilocybin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds or nutraceuticals can diagnose, treat, cure or prevent any disease or condition. Rigorous scientific research and clinical trials are needed. Cybin has not conducted clinical trials for the use of its proposed products. Any references to quality, consistency, efficacy and safety of potential products do not imply that Cybin verified such in clinical trials or that Cybin will complete such trials. If Cybin cannot obtain the approvals or research necessary to commercialize its business, it may have a material adverse effect on Cybin’s performance and operations.
Neither the Neo Exchange Inc. nor the NYSE American LLC stock exchange have approved nor disapproved the contents of this news release and are not responsible for the adequacy and accuracy of the contents herein.

Investors & Media:
Leah Gibson
Vice President, Investor Relations & Strategic Communications
Cybin Inc.
irteam@cybin.com - or - media@cybin.com

Gabriel Fahel
Chief Legal Officer
Cybin Inc.
1-866-292-4601